Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Calviri, Inc.
850 N. 5th Street
Phoenix, AZ 85004
https://calviri.com

Up to $1,234,998.80 in Common Stock at $3.22
Minimum Target Amount: $9,998.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Calviri, Inc.
Address: 850 N. 5th Street, Phoenix, AZ 85004
State of Incorporation: DE
Date Incorporated: December 29, 2015

Terms:

Equity

Offering Minimum: $9,998.10 | 3,105 shares of Common Stock
Offering Maximum: $1,234,998.80 | 383,540 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.22
Minimum Investment Amount (per investor): $499.10

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus: 10%

  As you are previous investors, friends and family in Calviri, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $10,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $20,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $50,000+ and receive 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Calviri, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.22 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $322. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonusin addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview:

Calviri is dedicated to the mission of eradicating cancer in both humans and pets. The company focuses on developing diagnostic tools and vaccines designed to detect and prevent cancer at its earliest stages. Through innovative technology and extensive research, Calviri aims to transform cancer prevention and treatment.

Products and Services:

Diagnostics: Calviri has developed a universal diagnostic chip that addresses the sensitivity issue in detecting stage 1 cancers by analyzing an individual's antibody responses to tumors. This high-sensitivity diagnostic tool is designed for early detection, crucial for successful treatment outcomes.

Peptide Chip Production: Utilizing adapted semiconductor instruments, Calviri manufactures peptide chips on a large scale for diagnostic purposes. These chips play a crucial role in the company's diagnostic technology.

Vaccines: Calviri has discovered vaccine components derived from mRNA errors in tumor cells, which are common across patients and tumor types. This breakthrough allows for the creation of cost-effective, off-the-shelf vaccines aimed at treating or preventing cancer. A significant milestone includes the completion of a 5-year clinical trial with 800 pet dogs, demonstrating the vaccine's safety and efficacy in preventing cancer.

Business Model:

Calviri's business model revolves around the commercialization of its diagnostic tools and vaccines. The company targets both the pet and human healthcare markets, with an initial focus on dogs. Revenue streams include the sale of diagnostic chips and cancer prevention vaccines. The company plans to expand into human healthcare, leveraging its technology for broader applications.

Corporate Structure:

Calviri operates as an independent entity, with no mention of parent companies or subsidiaries. The company's structure supports its mission through dedicated research, development, and commercialization efforts, backed by a team of experienced professionals in biotechnology and healthcare.

Intellectual Property:

License agreement: Calviri has access to a robust portfolio of intellectual property, with over 60 patents issued and pending the majority of which are through a license agreement with a Arizona State University. The license is a worldwide and exclusive license to sell products covered by the licensed patents. These patents cover methods and compositions for diagnostics and vaccines, ensuring strong protection for the company's innovative technologies. Additionally, Calviri maintains in-house trade secrets related to chip production, further safeguarding its competitive edge. License Fees: The Company has already paid a license issue fee $0, but will on commercial sales of products. Additionally the Company will be required to pay royalties ranging from 1-3% of net sales on the products covered by the licensed patents.

Competitors and Industry

Industry Analysis:

Calviri operates in the biotechnology and healthcare industry, specifically focusing on cancer diagnostics and prevention. The company is first targeting the pet healthcare market, which has significant growth potential. We believe the dog cancer diagnostic screening market could be as much $4 billion per year in the US, while the dog preventative vaccine market could be worth $5.6 billion per year in the US, with similar potential in the EU (market sizes internally estimated by the Company).

Competitors:

Calviri's primary competitors include companies involved in cancer diagnostics and vaccine development. However, Calviri is focusing on developing a highly sensitive diagnostic for stage 1 or earlier cancers and the capability to produce broadly protective, off-the-shelf therapeutic vaccines.

Current Stage and Roadmap

Current Stage:

Calviri is in the advanced stages of product development, having completed significant clinical trials and established scalable manufacturing processes. The company is preparing for the commercial launch of its dog cancer diagnostic by late 2024/early 2025, followed by the human cancer vaccine trial in early/mid 2025, and the dog cancer vaccine by late 2025. The commercialization of the human diagnostic is planned for 2027.

Road Map:

Calviri's future plans include:

Launching the dog cancer diagnostic by late 2024/early 2025.

Initiating human cancer vaccine trials in early/mid 2025.

Commercializing the dog cancer vaccine by late 2025.

Launching the human diagnostic in 2027.

Achievements and Recognition:

Calviri has received numerous accolades, including being named one of the Most Fundable Company by Entrepreneur Magazine in 2020 and the Arizona Bioscience Association Researcher of the Year in 2016. The company's founder, Stephen Albert Johnston, was inducted into the National Academy of Inventors in 2017. These recognitions highlight Calviri's credibility and potential impact in the field of cancer prevention.

The above roadmap represents company goals. Although management is optimistic with respect to these goals, there is no guarantee the company will meet any of the above milestones.

The Team

Officers and Directors

Name: Stephen Johnston

Stephen Johnston's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO; Board of Directors; Scientific Advisory Board (SAB) Member and Principal Accounting Officer
  Dates of Service: March, 2015 - Present
  Responsibilities: CEO and on BOD and SAB. Inventor of technologies. Holds ~60 patents and 150 publications and is a member of the National Academy of Inventors. Discovered the source of new neoantigens that are the basis of a preventative cancer vaccine, invented a new diagnostic platform, and the machines to make the diagnostic chips. Goal is to end cancer worldwide. Salary: Yes Equity compensation: Yes, $100,000 and ~40% of equity

Other business experience in the past three years:

- Employer: Arizona State University
  Title: Research Professor
  Dates of Service: May, 2005 - May, 2024
  Responsibilities: Nominal teaching and administrative activities, 1 hour/week

Name: Kathryn Frances Sykes

Kathryn Frances Sykes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, V.P, Research & Product Development; Co-founder
  Dates of Service: January, 1963 - Present
  Responsibilities: Head of all company research and product development efforts, Board member, and Co-founder. Kathryn leads research & product development at Calviri. Previously, she developed technologies at UTSW that became the basis of Macrogenics. As a professor at ASU, she developed methods for making arrays of membrane proteins. She next established labs at Healthtell, as V.P., Research developing diagnostic tests. Salary: Yes Equity compensation: Yes, $197,000 in stock options as an employee and board member

Name: Jacque J. Sokolov

Jacque J. Sokolov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founding Director and Investor
  Dates of Service: September, 2015 - Present
  Responsibilities: ontributed to and raised over $10MM in capital for the maturation of Calviri Products. Chairman and CEO of SSB, a diversified U.S.-based healthcare management, development, and investment company. Actively involved in expansion of Physician Practice Management companies (PPMs), mRNA and DNA diagnostic and vaccine technologies, and advanced AI-enabled cardiac imaging. Salary: No Equity compensation: No

Other business experience in the past three years:

- Employer: Artrya USA Inc
  Title: Chairman Of The Board Of Directors
  Dates of Service: March, 2022 - Present
  Responsibilities: Overseeing the company's efforts in AI-enabled CT cardiac imaging with the Salix Coronary Artery Anatomy product. This technology facilitates rapid evaluation and advanced detection of soft or vulnerable plaque in coronary arteries.

Other business experience in the past three years:

- Employer: SSB Solutions, SSB Investment Funds, SSB Financial Services, and SSB Government Contracting
  Title: Chairman Of The Board and CEO
  Dates of Service: April, 1997 - Present
  Responsibilities: Leading a diversified U.S.-based healthcare company with four strategic business units. Engaged in various healthcare sectors including hospitals, physician practice management, pharmaceutical companies, and biotechnology.

Other business experience in the past three years:

- Employer: GlobalMed
  Title: Chairman Of The Board
  Dates of Service: January, 2015 - Present
  Responsibilities: Leading the company's growth into one of the largest AI/digital/telehealth companies in the world, serving complex care needs in over 1,800 locations across the U.S. and in 62 countries.

Other business experience in the past three years:

- Employer: University PharmCo, LLC
  Title: Managing Member
  Dates of Service: August, 2019 - Present
  Responsibilities: Developing a hybrid philanthropic/for-profit IP development company to provide sustainable revenue streams for universities by monetizing intellectual property.

Other business experience in the past three years:

- Employer: Veterans Accountable Care Group
  Title: Chairman of the Board and Chief Medical Officer
  Dates of Service: April, 2016 - Present
  Responsibilities: Managing a government contracting entity to provide advanced care for the VA, integrating state-of-the-art programs for sophisticated healthcare delivery.

Other business experience in the past three years:

- Employer: Arizona State University. Health Futures Council
  Title: Chairman (2015 - 2018), Steering Committee Member
  Dates of Service: April, 2016 - Present
  Responsibilities: Focusing on advancing complex healthcare strategic, operational, clinical, and financial solutions through a national group of healthcare leaders and academic experts.

Other business experience in the past three years:

- Employer: Equality Health
  Title: Fiduciary/Strategic Advisory Boards
  Dates of Service: March, 2018 - March, 2022
  Responsibilities: Serving on advisory boards, contributing to the transformation of primary care/behavioral health into a multidimensional value proposition for healthcare stakeholders.

Name: Michael Benedict McCallister

Michael Benedict McCallister's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 1952 - Present
  Responsibilities: Member of the Board of Directors. Retired Chairman and CEO of Humana. Salary: No Equity compensation: No

Other business experience in the past three years:

- Employer: Zoetis, AT&T, Fifth Third Bank
  Title: Board Member
  Dates of Service: June, 2013 - Present
  Responsibilities: Serving on the Board of Directors. Not otherwise employed during the last three years. Involved with various legal proceedings and regulatory matters as a result of normal business activities.

Name: Jeffrey Le Benger

Jeffrey Le Benger's current primary role is with SummitHealth/CityMD. Jeffrey Le Benger currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board
  Dates of Service: August, 2023 - Present
  Responsibilities: Setting the agenda for the board. Providing oversight for the company's activities. Engaging in strategic decision-making and ensuring the board's directives are aligned with company goals.

Other business experience in the past three years:

- Employer: SummitHealth/CityMD
  Title: Chief Executive Officer and Advisor to CEO
  Dates of Service: July, 1989 - Present
  Responsibilities: Overseeing all operations of SummitHealth/CityMD, guiding strategic initiatives, and advising on key decisions related to the company's growth and performance.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an

investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our products. Delays or cost overruns in the development of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kathryn Sykes (via 2023 Delaware Trust u/a/d October 31, 2023 and personal holdings)	9,025,000	Common Stock	21.899%
Stephen Johnston (via Stephen Johnston 2023 Delaware Trust u/a/d October 31, 2023)	12,001,773	Common Stock	30.098%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 383,540 of Common Stock.

> Common Stock

The amount of security authorized is 60,000,000 with a total of 51,495,859 outstanding.

> Voting Rights

1 vote per share

> Material Rights

The total amount outstanding includes 7,226,119 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 3,856,608 shares to be issued pursuant to stock options issued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $3,700,000.00
  Number of Securities Sold: 1,149,068
  Use of proceeds: Advance the vaccines and diagnostics
  Date: October 01, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $11,300,000.00
  Number of Securities Sold: 6,243,093
  Use of proceeds: Advance the vaccines and diagnostics
  Date: November 01, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $97,161.44, a significant increase compared to fiscal year 2022 revenue of $44,899.19. This increase was primarily due to the introduction of donation income and billable expense income in 2023. Despite this improvement, the company still faces challenges in scaling its operations and achieving consistent revenue growth.

Cost of Goods Sold

Cost of goods sold in 2023 was $121,095.42, a substantial increase from $105.40 in fiscal year 2022. The increase was driven by higher direct consultant costs, direct subcontractor expenses, and direct travel expenses in 2023. This reflects the company's expanded operational activities and efforts to enhance product offerings.

Gross Margins

The gross profit for 2023 was -$23,933.98, a decrease from the gross profit of $44,793.79 in 2022. The negative gross profit in 2023 highlights the increased costs associated with expanding operations and underscores the need for improved cost management and revenue generation strategies.

Expenses

The company's expenses include compensation and benefits, marketing and sales expenses, professional services fees, and other operational costs. Total expenses in 2023 were $5,846,835.08, compared to $5,733,987.35 in 2022.

· Fringe Benefits: Fringe benefits expenses increased to $274,309.47 in 2023 from $87,434.48 in 2022. The increase was primarily due to higher payroll taxes, payroll service expenses, and workers' compensation costs.

· F&A Expenses: F&A expenses increased slightly to $2,805,583.84 in 2023 from $2,797,472.57 in 2022. This category includes bank fees, office supplies, rent and lease costs, business insurance, and lab supplies. Rent expenses decreased from $1,058,211.26 in 2022 to $820,840.13 in 2023, while legal and professional fees increased from $424,738.96 in 2022 to $458,621.18 in 2023.

· Contractors: Contractor expenses decreased to $203,389.82 in 2023 from $269,719.00 in 2022.

· Payroll Expenses: Payroll expenses increased to $2,251,201.37 in 2023 from $2,152,635.44 in 2022. The rise was driven by higher wages and taxes, reflecting the company's efforts to support its growing workforce and operations.

Net Income

The net income for 2023 was -$5,540,651.12, compared to -$5,530,005.66 in 2022.

Historical results and cash flows:

The Company is currently in the pre-productions stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we anticipate license and sales of the dog diagnostic in 2025 and sales of the dog preventative vaccine in 2025 Past cash was primarily generated through investments by the Board members and associates. Our goal is to commercialize products in 2025. We plan to license the dog diagnostic to a strategic and work with them on commercialization in 2025.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 16, 2024, the Company has capital resources available in the form of cash of $605,535

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 30% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 month on $400K. This is based on a current monthly burn rate of $400Kfor expenses related to salaries ($214K), rents ($75K), operations ($140K)/month

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for ~12 months on $5M. However, we also anticipate large licensing income in this time period. This is based on a projected monthly burn rate of $400K for expenses related to salaries ($240K), rents ($15K), operations ($85K).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including licenses for the dog diagnostic (upfront, milestones and royalty), sales of the preventative dog cancer vaccine, and future investments. We are also open to a spin-out of the companion animal technologies.

Indebtedness

- Creditor: Account Payable
  Amount Owed: $510,307.00
  Interest Rate: 0.0%
  The Company had outstanding accounts payable liability of $294,581 and $215,726 as of December 31, 2023 and December 31, 2022, respectively.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $165,816,665.98

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has only common stock outstanding. In making this calculation, we have assumed all outstanding optionsare exercised and any shares reserved for issuance under a stock plan are issued. The company has no other securities with a right to acquire shares outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.10 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  24.0%
  We will use 24% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  47.5%
  We will use 47.5% of the funds to hire key personnel for daily operations, including the following roles: Research, new VP Business Development and VP Clinical Affairs. Wages to be commensurate with training, experience and position.

- Operations
  22.0%
  We will use 22% of the funds to improve the chip production facility and operations . Additionally, funds will be allocated for rent.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://calviri.com (https://calviri.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/calviri

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Calviri, Inc.

[See attached]



Calviri, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Calviri, Inc. Management

We have reviewed the accompanying financial statements of Calviri, Inc (the Company) which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
July 23, 2024


CALVIRI, INC.

STATEMENT OF FINANCIAL POSITION


See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Cash and Cash Equivalents	349,758	1,229,944
Accounts Receivable	100,000	-
Other Current Assets	1,100	1,100
Total Current Assets	**450,858**	**1,231,044**
Fixed Assets - net	467,555	552,425
Total Non-Current Assets	**467,555**	**552,425**
TOTAL ASSETS	**918,413**	**1,783,470**
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	294,581	215,726
Total Current Liabilities	**294,581**	**215,726**
Total Long-Term Liabilities	**-**	**-**
TOTAL LIABILITIES	**294,581**	**215,726**
EQUITY		
Common Stock	3,976	3,741
Additional Paid in Capital	21,501,297	16,904,793
Accumulated Deficit	(20,881,440)	(15,340,536)
Total Equity	**623,832**	**1,567,744**
TOTAL LIABILITIES AND EQUITY	**918,413**	**1,783,470**

CALVIRI, INC.

STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenue	21,661	44,550
Cost of Revenue	121,095	-
Gross Profit	**(99,434)**	**44,550**
Operating Expenses		
Payroll Expenses	2,728,963	2,501,449
Marketing Expenses	9,513	92,631
Depreciation	411,053	378,278
Overhead Expenses	2,697,306	2,761,735
Total Operating Expenses	*5,846,835*	*5,734,093*
Total Loss from Operations	**(5,946,269)**	**(5,689,542)**
Other Income		
Other Income	405,618	159,537
Total Other Income/Expense	*405,618*	*159,537*
Earnings Before Income Taxes	**(5,540,651)**	**(5,530,006)**
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (Loss)	**(5,540,651)**	**(5,530,006)**

CALVIRI, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(5,540,651)	(5,530,006)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	411,053	378,278
Accounts Receivable	(100,000)	-
Accounts Payable	78,855	(74,111)
Other Current Assets	-	(1,100)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	389,908	303,067
Net Cash provided by (used in) Operating Activities	**(5,150,743)**	**(5,226,939)**
INVESTING ACTIVITIES		
Acquisition of Fixed Assets	(326,183)	(869,759)
Net Cash provided by (used by) Investing Activities	**(326,183)**	**(869,759)**
FINANCING ACTIVITIES		
Issuance of Common Stock	4,596,739	2,229,286
Net Cash provided by (used in) Financing Activities	**4,596,739**	**2,229,286**
Cash at the beginning of period	1,229,944	5,097,355
Net Cash increase (decrease) for period	(880,186)	(3,867,411)
Cash at end of period	**349,758**	**1,229,944**

CALVIRI, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/22	36,059,381	3,606	14,675,642	(9,810,530)	4,868,464
Issuance of Common Stock	1,347,107	135	-	-	135
Additional Paid in Capital	-	-	2,229,150	-	2,229,150
Net Income (Loss)	-	-	-	(5,530,006)	(5,530,006)
Ending Balance 12/31/2022	37,406,488	3,741	16,904,792	(15,340,789)	1,567,744
Issuance of Common Stock	2,354,469	235	-	-	235
Additional Paid in Capital	-	-	4,596,505	-	4,596,505
Net Income (Loss)	-	-	-	(5,540,651)	(5,540,651)
Ending Balance 12/31/2023	**39,760,957**	**3,976**	**21,501,297**	**(20,881,440)**	**623,832**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Calviri, Inc. ("the Company") was formed in Delaware on December 29th, 2015. The Company plans to earn revenue by selling diagnostics and vaccines to detect and treat cancer early both for humans and pets. The Company's headquarters is in New York. The Company's primary customers will be located in the United States.

The Company plans to conduct a Regulation Crowdfunding campaign in 2024.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $349,758 and $1,229,944 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company had $100,000 and nil in accounts receivable as of December 31, 2023 and December 31, 2022, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Office Equipment	5	110,385	56,405
Lab Equipment	5	1,051,525	1,051,525
Production Equipment	5	2,576,985	2,305,035
Leasehold Improvement	5	23,486	23,486
Accumulated Depreciation		(3,294,827)	(2,883,775)
Total Net Fixed Assets		**467,555**	**552,678**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling diagnostics and vaccines to detect and treat cancer early both for humans and pets. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of delivery of the products. The Company's payments are generally collected at time of delivery of the products.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>Overhead Costs</u>

Overhead expenses consist of rent and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. The Company's primary tax jurisdictions are the United States and Delaware.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had outstanding accounts payable liability of $294,581 and $215,726 as of December 31, 2023 and December 31, 2022, respectively.

NOTE 6 – EQUITY

The Company has authorized 60,000,000 of common shares with a par value of $0.0001 per share, 39,760,957 and 37,406,488 shares were issued and outstanding as of December 31, 2023 and December 31, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 23, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Add to Watchlist

Log In

GET A PIECE OF CALVIRI

Let's End Cancer – First in Dogs, Then People

Calviri is a pre-revenue, pre-market biotech company that has built a vaccine to PREVENT cancer in dogs – NOT ONLY TREAT IT. Our vaccine prevents cancer from starting in the first place.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



CALVIRI.
Let's end cancer
LET'S END CANCER
WORLDWIDE.

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$3.22 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$499.10	$165.82M

REASONS TO INVEST

Calviri has made the discoveries and inventions that make it possible to create broadly effective, preventative cancer vaccines. We have previously published pre-clinical studies that support this approach.

 Calviri completed a 5-year trial of our cancer vaccine in 800+ dogs, demonstrating safety and reducing cancer incidence. We're now seeking USDA approval for an improved vaccine, with commercial sales planned for 2025.

 Calviri estimates the U.S. market for a dog cancer vaccine at $5 billion/year. This commercialization will pave the way for a human preventative vaccine, aiming to end cancer worldwide.

TEAM



Stephen Albert Johnston, CEO • Director, Co-Founder

Is an inventor; most of his inventions are first-in-class. These include the gene gun, organelle transformation and gene (nucleic acid) vaccines. His gene vaccine invention is the basis of the Covid mRNA vaccines. He has over 150 publications, 60 patents ...

Read More





Kathryn F. Sykes, PhD • VP, Research & Product Development Director, Co-Founder

Is an experienced inventor & developer of innovative molecular, biochemical and immune-based technologies toward better health. She leads Calviri's research and development teams. Prior, she pursued technologies at UTSW and ASU that were the ...

Read More





Jeffrey Le Benger, MD • Chairman, Board of Directors

Is Senior Advisor to CEO & Board member of VillageMd/Summithealth/CityMd. Prior, he served as Chairman and CEO of Summithealth/CityMd. During his leadership, Summit Medical Group achieved unprecedented growth and success. He is a visionary and ...

Read More



Show More

Vaccine Products That Protect Your Pets From Cancer

Cancer is the leading cause of canine deaths. Dogs do not have access to the advanced screening and therapies that are available for people. Therefore, dogs are predominantly diagnosed with late-stage disease, a stage with little hope of cure.



6MM dogs are diagnosed with cancer each year in the US

50% of all senior dogs are diagnosed with cancer

The Problem

25% of all purebreed dogs will die of cancer

#1 cause of canine deaths is cancer

Source | Source | Source | Source

The simplest solution would be to make a vaccine to prevent cancer. Just like the tried-and-true solution for infectious diseases; let's vaccinate them before they get sick. The cancer field thought this was impossible.

Calviri's products could make the seemingly impossible, very possible.



Our Solution

| VACCINE TO PREVENT | → | NO PATIENTS |



Preventative Vaccines

The shared and rich source of neoantigens in tumors provides us with the components we need to make off-the-shelf preventative vaccines.

OUR TECHNOLOGY

Our Discoveries and Inventions That Made Designing Our Proposed Preventative Vaccine Possible

Fifteen years ago, we mapped out what challenges would be faced along any path to building a preventative cancer vaccine. We have met these challenges and overcome them all.

Prev. Vaccine Requirements	How We Met Requirements
Identify neoantigens that exist in many different tumors	Discovered neoantigens where others had not looked (RNA)
Develop a method to search neoantigens for vaccine components	Designed a highly precise, high thru-put machine to functionally search
Obtain hundreds of blood samples from dogs with stage 1 tumors	Conducted a multi-site campaign to collect stage 1 canine samples
Show vaccine works in real world	Tested first version in clinical trial. Vaccine is safe and effective.

First, we needed to find vaccine candidates (neoantigens) that are absent from healthy cells and shared among the tumors of many different dogs. This sharedness enables us to vaccinate a dog preventatively, even before we know what kind of tumor it might get in the future. RNA was the answer. We discovered that tumors make frequent mistakes in their RNA that are translated into abnormal proteins. Some of these are shared across tumors, just like a viral protein is shared across viruses. Identifying these foreign (or abnormal) proteins, which our immune systems will recognize, is key to designing a preventative vaccine for any disease. The cancer vaccine field has previously looked for possible vaccine candidates in DNA mistakes - which are rare, not shared and infrequently lead to immune responses.


DNA
Neoantigens derived from DNA mistakes are infrequent
RNA
Neoantigens derived from RNA mistakes are frequent
× represents mistakes
Central Dogma
DNA
mRNA
Abnormal Protein (Neoantigen)

Second, a method was needed to search for these shared neoantigens from RNA mistakes. There are well over a million possible RNA mistakes that a dog tumor could make (and even more in humans). Here, antibodies (an immune response to something abnormal) were the answer. We discovered that patients make antibodies to these abnormal proteins even at the earliest stages of a tumor. Therefore, antibodies can identify neoantigens.

Third, we needed to invent a process for searching through the 1.5 million possible antibodies for those frequently produced in patients by the tumor neoantigens. Semiconductor chips were the answer. To discover the vaccine components, we invented and built a machine that marries biochemistry with semiconductor technology. We developed tests to match antibodies in the blood of diagnosed dogs to neoantigens on the microchips. Since these neoantigens were produced by tumors, they became excellent candidates for our cancer vaccine.



BLOOD SAMPLE → **NEOANTIGEN MICROCHIP** → **DATA CAPTURE** → **VACCINE COMPONENT SELECTION**

The above graphics represents future product functionality.

Finally, to discover the neoantigens for a vaccine, we needed blood from many dogs in the early stages of cancer. Since most dogs are diagnosed with late-stage cancer, we had to conduct our own collections. After 5 years, we now have the largest bank of cancer blood samples from dogs with a wide range of early-stage tumors.

OUR TEAM

A Team Built to Succeed

Calviri's CEO and co-founder, Stephen Albert Johnston, has a track record of successful, first-in-class inventions. V.P. of Research & Product Development and co-founder, Kathryn Sykes, has a track record of biomedical innovations and building scientific teams. Our Board of Directors, chaired by Jeffrey Le Benger, has both deep and diverse business experience. Our Scientific Advisory Board has extensive expertise in cancer vaccines, diagnostics, vaccine platforms and veterinary sciences. All Board members have invested in Calviri and are very active in its business. Many Calviri team members, including immunologists, molecular scientists, peptide chemists and engineers, have been with us from the start of the vaccine project. We are all dedicated to transforming how the world thinks about cancer.

THE MARKET & OUR TRACTION

Protecting Our Growing Population of Senior Pets

The Market

COUNTRY	DOG POPULATION
United States	90,000,000
Brazil	55,000,000
China	54,290,000
Japan	20,000,000
Russia	17,550,000
United Kingdom	12,000,000
Germany	10,300,000
India	10,200,000
Argentina	10,000,000
Spain	9,313,000

Source

Today there are 90 million pet dogs in the US and this population is growing[3] (source: American Veterinary Medical association). More than half of them are 7 years of age or older and considered "senior"[4] (source: Global Pets). Canine studies show that senior dogs develop cancer at a 4-fold higher rate than younger ones[5].

Product Potential



$5.6 Billion
Internally Estimated US Market Potential For
Canine Preventative Cancer Vaccine

A preventative vaccine for dogs will be a first-in-class, transformative product. We will recommend it for all dogs 5 years of age and older, with a boost every 2 years.

Our Traction



$24M Private Investors & Family Offices

$6.4M Non-Dillutive Grant

No Debt*

60 Patents Granted/Pending

Chip Production Protected By Trade Secrets

2024 COMPANY OF THE YEAR
AZBIO AWARDS

*Does not include accounts payable

The non-dilutive grant funding was granted to Arizona State University to support the 5-year clinical trial of the Calviri dog vaccine, with Calviri a sub awardee.

We have made much progress. Now we are ready to proceed into the commercialization phase. Our next steps will take us to canine preventative vaccine sales.

Steps to Commercialization

1. Improve the vaccine, which will be version 2

2. Test version 2 in a small canine study

3. Obtain approval from USDA for composition & trial design

4. Obtain approval for vaccine manufacture from USDA

5. Receive conditional license for the vaccine

6. Begin full licensure trial & vaccine sales

WHY INVEST

Change the Future of Our Pets



Uniquely, Calviri has created the opportunity to take advantage of RNA mistakes commonly made by tumors to build broadly protective cancer vaccines. Neoantigens from tumor RNA mistakes are a rich, untapped source of cancer vaccine components. Calviri knows how to exploit tumors to change the future of our pets.

Investors will help accelerate the production and commercialization of a dog preventative cancer vaccine.

Investors will be part of the transformation of cancer into a preventable disease worldwide.

Together, let's end cancer.

ABOUT

HEADQUARTERS
850 N. 5th Street
Phoenix, AZ 85004

WEBSITE
View Site ↗

Calviri is a pre-revenue, pre-market biotech company that has built a vaccine to PREVENT cancer in dogs – NOT ONLY TREAT IT. Our vaccine prevents cancer from starting in the first place.

TERMS
Calviri

Overview

PRICE PER SHARE
$3.22

VALUATION
$165.82M

DEADLINE ⓘ
Nov. 22, 2024 at 7:59 AM UTC

FUNDING GOAL ⓘ
$10k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$499.10

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,998.80

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
3,105

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
383,540

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌄

Risks ⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus: 10%

As you are previous investors, friends and family in Calviri, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $10,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $20,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $50,000+ and receive 15% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Calviri, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.22 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $322. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonusin addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post



Ice breaker! What brought you
to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN
UP

SUBMIT
ORDER

FUNDS IN
TRANSIT

FUNDS
RECEIVED

FUNDS
INVESTED

WHY STARTENGINE?

 **REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!

 **SECURE**
Your info is your info. We take pride in keeping it that way!

 **DIVERSE INVESTMENTS**
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Get To Know Us

Our Team

Careers

Blog

Let's Work Together

Raise Capital

Refer a Founder, earn $10k

Success Stories

Partnerships

Need Help

Contact Us

Help Center









Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

4 minute script 7 17 2024 saj

Transcript:

"Every year 6 M dogs die of cancer in the US, most of them will die from their cancer.

This is 3 times greater than the number of people diagnosed with cancer in the US.

Our mission is to bring that 6 M as close to zero as possible.

I'm Stephen Albert Johnston. Our goal is to prevent cancer, not treat it, but prevent it from starting in the first place.

And we will do this by developing a simple and safe vaccine.

1. We've been working on this goal for over 15 years. The good news: We believe we have now shown we can make a vaccine to prevent occurrences of cancer in dogs.

2. The path to this goal has been challenging to say the least, especially because everyone thought that it was impossible.

First, we discovered the mistakes that tumor cells make that healthy cells don't, and these became the components of our preventative vaccine.

In order to screen patient's tumors for these common mistakes we had to discover and design a machine that could build biology on computer chips.

We tested our discoveries in mouse models and published those results. Showing that it was possible to create a preventative vaccine using our technologies and discoveries.

3. We then tested our preventative cancer vaccine in a 5 year clinical trial in over 800 pet dogs.

4. This is the largest clinical cancer trial ever done in dogs.

The trial just ended and it demonstrated that a preventative vaccine could be safe and could significantly reduce the incidents of cancer in dogs that respond to the vaccine.

5. We have put everything in place to make vaccines that could prevent cancer in dogs and eventually even humans.

However, the cancer industry has not been interested in partnering with us to develop these preventative vaccines.

That is why we are relying on you to work with us and invest in Caviri to bring these dog preventative vaccines to market.

6.Our goal is to take an improved vaccine thru the USDA approval process with the aim to make it available next year

7. We are confident that our preventative vaccines, first for dogs and then even people, can transform the world of cancer.

We want to make your investment the most profitable and impactful that you have made.

Let's end cancer."

Second video

I am Katherine Sykes. I am Vice President of, uh, research and product development at Calvary. An also a co-founder with, uh, Stephan Johnston

Calvary has discovered a rich source of neoantigens that are only in tumor cells. We have discovered some of these neoantigens

that are shared across many different cancers as well as specific cancers. Calvary can detect, measure, and evaluate the utility of these

neoantigens using our proprietary neo peptide microchips by querying a small amount of a patient's blood, um, that contains antibodies on these, this microchip

of all possible variants. And we can identify which ones not only are being generated by that person, by which ones the, his, his

or her immune system is recognizing Calver is unique 'cause we are developing products for ear1 detection of cancer and a companion therapeutic

vaccine, not drug. And on the path to developing these companion products, we will actually discover preventative vaccines.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.